July 11, 2019

Chris Lotito
Chief Executive Officer
AS Capital, Inc.
3609 Hammerkop Drive
North Las Vegas, NV 89084

       Re: AS Capital, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12(g) Filed on June 26, 2019
           File No. 000-55999

Dear Mr. Lotito:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12(g)

Business Development, page 1

1. We refer to prior comment 1 and reissue in part. Please revise to explain that the company reported $48.8 million in investments as of June 30, 2010. Also, revise to remove the statement that these investment assets could be "depreciated to zero" or, alternatively, provide us with support for your statement that these assets could be depreciated.
2. We refer to prior comment 2 and refer to Exhibit 10.1. Please re-file this exhibit to provide:
        A complete copy of Petitioner's Application for Appointment as Custodian, including all exhibits and Petitioner's affidavit to the Court, and Petitioner's Motion to Discharge Custodian.
 Chris Lotito
FirstName LastNameChris Lotito
AS Capital, Inc.
Comapany NameAS Capital, Inc.
July 11, 2019
Page 2
July 11, 2019 Page 2
FirstName LastName
3. With reference to prior comment 2 and Exhibit 10.1, please revise your corporate history disclosure to indicate:
           The date(s) that XTC acquired its 500 common shares;
           The date XTC filed its petition to the Nevada courts to serve as custodian; and
           The date that XTC convened the special meeting to elect directors and the voting results at such meeting.
Form of Acquisition, page 4

4. We refer to prior comment 3 and note that your December 20, 2018 response to comment
         3 indicates that XTC provided you funds in exchange for common stock. Accordingly, please revise to disclose the material terms of your 2018 equity sales and amend your disclosures in Items 2, 4, 7 and 10, as applicable.
Directors and Executive Officers, page 14

5. We note your response to prior comment 5 indicating that you have restored the disclosure concerning Mr. Karatzaferis. To the extent that Mr. Karatzaferis was an officer or director at the time of effectiveness of this registration statement, please revise to restore the disclosure concerning Mr. Karatzaferis on page 14.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Healthcare & Insurance
cc:      Elaine Dowling, Esq.